================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 11-K

                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                [NO FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                [NO FEE REQUIRED]


    FOR THE TRANSITION PERIOD FROM _________________ TO ____________________


                        COMMISSION FILE NUMBER: 33-64732

                                 ---------------

                     SPSS INC. EMPLOYEE STOCK PURCHASE PLAN
            233 S. WACKER DRIVE, 11TH FLOOR, CHICAGO, ILLINOIS 60606


               REGISTRANT'S TELEPHONE NUMBER INCLUDING AREA CODE:
                                 (312) 651-3000



                          (Name and Address of Issuer)

                                    SPSS INC.

            233 S. WACKER DRIVE, 11TH FLOOR, CHICAGO, ILLINOIS 60606


================================================================================

                          INDEPENDENT AUDITORS' REPORT



The Administrative Committee
SPSS Inc. Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets available for benefits of SPSS Inc. Employee Stock Purchase Plan (the Plan) as of December 31, 2001 and 2002, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of SPSS Inc. Employee Stock Purchase Plan as of December 31, 2001 and 2002, and the changes in its net assets available for benefits for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.








                                                                        KPMG LLP



Chicago, Illinois
March 19, 2003

                     SPSS INC. EMPLOYEE STOCK PURCHASE PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2001 AND 2002




                                               2001         2002
--------------------------------------------------------------------
Due from Sponsor                              $135,965     $92,102
--------------------------------------------------------------------

Net assets available for benefits             $135,965     $92,102
--------------------------------------------------------------------





See accompanying notes to financial statements.

                     SPSS INC. EMPLOYEE STOCK PURCHASE PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002




                                                    2000           2001         2002
----------------------------------------------------------------------------------------
Additions to net assets attributed to:
         Participant contributions               $ 410,684      $ 437,417      $ 406,356
         Employer contributions                     72,524         73,922         71,232
----------------------------------------------------------------------------------------
                                                   483,208        511,339        477,588
Deductions from net assets attributed to:
         Purchases of SPSS Inc. common stock      (463,460)      (493,838)      (521,451)
----------------------------------------------------------------------------------------
Net increase (decrease)                             19,748         17,501        (43,863)

Net assets available for benefits:
         Beginning of year                          98,716        118,464        135,965
----------------------------------------------------------------------------------------
          End of year                            $ 118,464      $ 135,965      $  92,102




See accompanying notes to financial statements.

SPSS INC. EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements
December 31, 2001 and 2002

(1)  DESCRIPTION OF PLAN

     The following description of the SPSS Inc. Employee Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     GENERAL

     The Plan was established on December 17, 1993 to allow employees of SPSS Inc. (the Company) to acquire shares of the Company's common stock on a quarterly basis through payroll deductions at a price equal to 85% of the market price as described below.

     USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of plan assets and the disclosure of contingent assets and liabilities at the date of the statement of net assets available for benefits during the reporting periods. Actual results could differ from those estimates.

     CONTRIBUTIONS

     Participants may contribute up to 10% of their base salary to the Plan. At the end of each quarter, the total funds deducted from participants' pay checks are used to purchase SPSS Inc. common stock. The Plan calculates the share purchase price as 85% of the lower of i) the closing market price of the stock on the first trading day of the quarter or ii) the closing market price for the stock on the last trading day of the quarter.

     USE OF FUNDS

     All contributions to the Plan are used to purchase shares of SPSS Inc. common stock.

     VESTING

     Participants are entitled to all rights as a holder of stock with respect to any stock issued, including the right to vote such shares.

     NUMBER OF PARTICIPANTS

     There were 121 and 74 participants in the Plan as of December 31, 2001 and 2002, respectively.

SPSS INC. EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements
December 31, 2001 and 2002

     WITHDRAWALS

     Participants can withdraw from the Plan at any time and receive a refund of money deducted from their salary and not yet invested in stock.

     TERMINATION OF THE PLAN

     Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and the changes in those net assets.

     INVESTMENTS

     Participants' contributions are under the control of the Company, and may be maintained as a single fund or commingled with other funds.

     CONTRIBUTIONS

     Participants' contributions are recorded when withheld from the participants' paychecks by the Company. These contributions are invested in SPSS Inc. common stock on a quarterly basis. No interest is paid or accrued on amounts withheld through payroll deductions under the Plan.

(3)  FEDERAL INCOME TAXES

     The Plan is not subject to income taxes, as these taxes are incurred by the participants. Beginning basis in the stock is 85% of the total price and, therefore, participants are not responsible for taxes on the additional 15% until the stock is sold. Special holding period rules apply and the gain or loss realized may need to be split and reported as compensation expense and gain or loss on the difference.

(4)  ADMINISTRATIVE EXPENSES

     All administrative expenses relating to the Plan are paid by the Company.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                          SPSS Inc. Employee Stock Purchase Plan


June 30, 2003                             By: /s/ Robert J. Brinkmann
                                             -----------------------------------
                                              Robert J. Brinkmann
                                              Plan Administrator

                                  EXHIBIT INDEX



                                                                                Incorporation
 Exhibit                                                                         By Reference
 Number                    Document Description                                 (If applicable)
 ------                    --------------------                                 ---------------

  23.1            Consent of Independent Certified Public Accountants

  99.1 Certification of Chief Executive Officer and President pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

  99.2            Certification of Chief Financial Officer pursuant to
                  18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

  99.3            SPSS Inc. Employee Stock Purchase Plan                                 *



--------------------------------------------------------------------------------

* Previously filed with SPSS's annual report on Form 11-K for the year ended December 31, 1994 (File No. 000-22194), and as Exhibit 10.46 to SPSS's Form S-4, filed December 19, 2000 (File No. 333-52216).






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